Holley Inc.

1801 Russellville Road

Bowling Green, Kentucky 42101

Via EDGAR Transmission

August 29, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:          Eiko Yaoita Pyles
                    Claire Erlanger

Re:                 Holley Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2021

Filed March 15, 2022

File No. 001-39599

Ladies and Gentlemen:

We hereby submit the Company’s response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) conveyed in a letter to the Company, dated August 20, 2022, in connection with the Staff’s review of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (the “Form 10-K”). For your convenience, we have reproduced the Staff’s comments in bold preceding our responses.

Form 10-K for the Year Ended December 31, 2021

General

1.

Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment or inventory shortages;
●	experience labor shortages that impact your business;
●	experience cybersecurity attacks in your supply chain;
●

experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., raw materials, such as nickel, palladium, platinum sourced from Russia, Belarus, Ukraine, or Western China);

●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
●	be unable to supply products at competitive prices or at all due to sanctions or the ongoing invasion; or
●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to “deglobalize” your supply chain.

U.S. Securities and Exchange Commission

August 29, 2022

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, at the time the Form 10-K was filed, the Company evaluated and disclosed the adverse impacts it had experienced at that time from supply chain disruptions to its business segments, products, lines of service, projects, or operations, where applicable. For example, in the subsection titled “COVID-19 Outbreak” in “Item 7. Management’s Discussion and Analysis” on page 35 of our Form 10-K, the Company states as follows:

“COVID-19 has adversely impacted global supply chain and general economic conditions. The Company has experienced, and expects to continue to experience, disruptions and higher costs in manufacturing, supply chain, logistical operations, and shortages of certain Company products in distribution channels. In 2021 we continued to generate strong demand for our products; however, we have experienced and may continue to experience global supply constraints which affected our ability to deliver products to our customers in a timely manner and incremental costs from labor and material inflation, and expediting costs resulting from current-period supply chain shortages. The full extent of the impact of the COVID-19 pandemic on the Company’s business and operational and financial performance and condition is currently uncertain and will depend on many factors outside the Company’s control, including but not limited to the timing, extent, duration and effects of the virus and any of its mutations, the utilization and effectiveness of treatments and vaccines, the imposition of effective public safety and other protective measures, the further impact of COVID-19 on the global economy and demand for the Company’s products and services. Should the COVID-19 pandemic, including variants such as Delta and Omicron, not improve or worsen, or if the Company’s attempt to mitigate its impact on its supply chain, operations and costs is not successful, the Company’s business, results of operations, financial condition and prospects may be adversely affected.”

We also direct the Staff’s attention to other statements in our Form 10-K on supply chain disruptions, including:

●	The subsection “Suppliers” in “Item 1. Business” on page 8 of our Form 10-K;

●

The risk factors titled “The COVID-19 pandemic could adversely affect the Company’s business, sales, financial condition and results of operations and the Company’s ability to access current or obtain new lending facilities,” “Global climate change and related regulations could negatively affect our business,” and “Increases in cost, disruption of supply or shortage of raw materials or components used in the Company’s products could harm its business and profitability” in “Item 1A. Risk Factors” beginning on page 10 of our Form 10-K; and

●	The subsection titled “Risks and Uncertainties” in note 1 to our consolidated financial statements on page 55 of our Form 10-K.

U.S. Securities and Exchange Commission

August 29, 2022

At the time of the filing of our Form 10-K, the Company also evaluated whether there were material impacts to its supply chain from the ongoing crisis in Ukraine resulting from the Russian invasion. Based upon that evaluation, the Company concluded that there were no material impacts to its supply chain from Russia’s invasion of Ukraine, aside from the general macroeconomic impacts that were disclosed and mentioned above.

The Company also notes that, while the disclosure of supply chain disruptions in our Form 10-K reflects the adverse impacts and potential risks resulting from supply chain disruptions on the Company, supply chain disruptions and related mitigation efforts had not materially affected the Company’s results of operations or financial condition at that time, and therefore any related mitigation efforts were immaterial.

Since the filing of the Form 10-K, the Company has continued to assess the effect of supply chain disruptions on its business segments, products, lines of service, projects, and operations and has included additional disclosures in its periodic reports where appropriate. For example, in its most recent Quarterly Report on Form 10-Q for the period ended July 3, 2022, the Company disclosed in its “Management’s Discussion and Analysis” section that “[d]uring the second quarter of 2022, we continued to experience supply chain headwinds, including microchip shortages and other supply chain challenges that prevented us from building and shipping many of our most popular products, which has had, and may continue to have, a negative impact on product availability.” Additionally, in describing significant drivers of its results of operations, the Company stated, “The decline in comparable sales was primarily driven by microchip shortages and other supply chain challenges that prevented us from building and shipping many of our most popular products, destocking from our resellers in response to the current economic environment as well as softening consumer demand, which resulted in a decrease of $37.0 million due to lower unit volume net of improved price realization of $14.0 million compared to the prior year period.” Further, the Company describes the increase in selling, general, and administrative (“SG&A”) costs for the 26-week period ended July 3, 2022 as being impacted by supply chain pressures when it stated, “The increase in costs was also driven by a $6.4 million increase in compensation expense related to equity awards, a $3.6 million increase in administrative and sales personnel costs, reflecting company growth and the additional requirements of becoming a public company, and a $2.3 million increase in outbound shipping and handling costs related to higher sales and domestic supply chain pressure.” (emphasis added)

In response to the Staff’s comment and consistent with its ongoing disclosure obligations, in future filings with the Commission the Company will continue to evaluate and, when appropriate, disclose whether and how its business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, including any efforts undertaken by management to mitigate such disruptions.

Risk Factors, page 10

2.

Please update your risks characterized as potential, if recent supply chain disruptions have impacted your operations. For example, we note your risk factor on page 11 that your supply chain may be impacted due to the COVID-19 pandemic.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that the risk factor cited by the Staff on page 11 of its Form 10-K expressly disclosed more than the potential of such risk by stating that supply chain disruptions “have affected and continue to adversely affect the flow or availability of certain products.” Moreover, the Company states that it “has experienced” disruptions and higher costs in manufacturing, supply chain, logistical operations, and shortages of certain Company products in distribution channels.

U.S. Securities and Exchange Commission

August 29, 2022

However, in response to the Staff’s comment and consistent with its ongoing disclosure obligations, in future filings the Company will continue to evaluate its risk factor disclosure and assess the actual impact of supply chain disruptions, as a result of the COVID-19 pandemic or otherwise, on its operations and, if material, will include further risk disclosure in its subsequent periodic reports filed with the Commission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

3.

Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

Response: The Company respectfully informs the Staff that, at the time the Form 10-K was filed, management evaluated the Company’s disclosure obligation under Item 303 of Regulation S-K, including any matters that were reasonably likely based on management’s assessment to have a material impact on future operations. The disclosure with respect to supply chain disruptions in our Form 10-K, as described in response to comment 1 in this letter, reflects the actual and potential impacts that supply chain disruptions were having on the Company’s results of operations and financial condition at that time, however, supply chain disruptions had not materially affected the Company’s outlook or business goals at that time. However, when supply chain disruptions worsened in the second quarter of 2022, the Company disclosed in its Quarterly Report on Form 10-Q for the period ended July 3, 2022, that “[d]uring the second quarter of 2022, we continued to experience supply chain headwinds, including microchip shortages and other supply chain challenges that prevented us from building and shipping many of our most popular products, which has had, and may continue to have, a negative impact on product availability.” Please refer to comment 1 for certain additional disclosures in our Quarterly Report on Form 10-Q for the period ended July 3, 2022, with respect to the impact of supply chain disruptions on our results of operations, including its impact on our sales and SG&A costs.

However, in response to the Staff’s comment and consistent with its ongoing disclosure obligations, in future filings with the Commission the Company will continue to assess the impact of supply chain disruptions and, if material, will include further disclosure regarding such supply chain disruptions on its results of operations, capital resources, outlook or business goals in its subsequent periodic reports filed with the Commission.

4.

We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

U.S. Securities and Exchange Commission

August 29, 2022

Response: The Company respectfully informs the Staff that, at the time the Form 10-K was filed, management evaluated the Company’s disclosure obligation under Item 303 of Regulation S-K, including with respect to any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on our results of operations or financial condition. The disclosure with respect to supply chain disruptions in our Form 10-K, as described in response to comment 1 in this letter, reflects such known trends or uncertainties, however, supply chain disruptions and related mitigation efforts had not materially affected the Company’s results of operations or financial condition at that time, and therefore any related mitigation efforts were immaterial. We further note that in the subsection titled “COVID-19 Outbreak” in “Item 7. Management’s Discussion and Analysis” on page 35 of our Form 10-K, the Company states, “Should the COVID-19 pandemic, including variants such as Delta and Omicron, not improve or worsen, or if the Company’s attempt to mitigate its impact on its supply chain, operations and costs is not successful, the Company’s business, results of operations, financial condition and prospects may be adversely affected.” (emphasis added.) We note similar mitigation risk disclosure was included in the Company’s first and second quarter periodic reports.

However, in response to the Staff’s comment and consistent with its ongoing disclosure obligations, in future filings with the Commission the Company will continue to evaluate known trends or uncertainties resulting from its mitigation efforts and, if applicable, will disclose any new material risks introduced from its mitigation efforts, including those mentioned in the Staff’s comment.

Note 2 Acquisitions, page 68

5.

 We note that at the end of Note 2 you include a table which provides the unaudited consolidated pro forma results for the years ended December 31, 2020 and 2021 is as Baer, Brothers, AEM, Drake, Simpson, and Detroit Speed had been acquired as of January 1, 2020. There is also a second table that presents the supplemental pro forma results for the years ended December 31, 2019 and 2020 as if Range, Drake, Simpson and Detroit Speed had been acquired as of January 1, 2019. Please note that ASC 805-10-50-2(h)(3) requires that the revenue and earnings of the combined entity are presented as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. It also indicates that such disclosures would not be revised if the period is presented for comparative purposes with the next year’s financial statements. In light of the fact that you have included acquisitions from both 2020 and 2021 in the current year’s disclosure, please revise to ensure that only the acquisitions from the current year (i.e. the year ended December 31, 2021) are included in the pro forma revenue and earnings. Both tables should be similarly revised.

Response: The Company acknowledges the Staff’s comment and in response thereto is providing the requested pro forma financial information for the acquisitions completed for the year ended December 31, 2021, which included Baer, Brother, and AEM, and is presented as if the companies had been acquired as of January 1, 2020:

	For the years ended
	December 31,	December 31,
	2021	2020
Pro forma net sales	$727,369	$551,469
Pro forma net income (loss)	(16,248)	35,969

U.S. Securities and Exchange Commission

August 29, 2022

In addition, the Company is providing the requested pro forma financial information for the acquisitions completed for the year ended December 31, 2020, which included Drake, Simpson, and Detroit Speed, and is presented as if the companies had been acquired as of January 1, 2019:

	For the years ended
	December 31,	December 31,
	2020	2019
Pro forma net sales	$584,270	$456,622
Pro forma net income (loss)	37,278	(15,270)

In response to the Staff’s comment and consistent with its ongoing disclosure obligations, in future filings with the Commission the Company will include similar disclosure to the extent applicable.

*****

U.S. Securities and Exchange Commission

August 29, 2022

If you have any questions regarding the Company’s responses to the Staff’s comments, please contact the undersigned via email at dominicbardos@holley.com or via phone at (270) 495-4081.

Sincerely,

/s/ Dominic Bardos

Dominic Bardos

Chief Financial Officer

cc:          Carly Kennedy, Executive Vice President and General Counsel

Stephen Trussell, Vice President of Finance

Jay H. Knight, Member, Bass, Berry & Sims PLC

Taylor K. Wirth, Member, Bass, Berry & Sims PLC